Exhibit 99.1

Earnings Release

ENLIGHT RENEWABLE ENERGY REPORTS
FIRST QUARTER 2026 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, May 5, 2026 – Enlight Renewable Energy (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the quarter ended March 31, 2026. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 1Q26 financial results can be found on our IR website at https://enlightenergy.com/data/financial-reports/

Financial Highlights

•	Total revenues and income[1] of $200 million, an increase of 54% compared to the same period last year.

•
Net income of $38 million, compared to $102 million in the same period last year. Excluding a gain of approximately $81 million from the sale of a 44% stake in the Sunlight cluster and deconsolidation in the first quarter of 2025, net income increased by approximately 76%, compared to net income of approximately $21 million in the first quarter of 2025.

•
Adjusted EBITDA[2] of $154 million, compared to $132 million in the same period last year. Excluding a gain of approximately $42 million from the sale of a 44% stake in the Sunlight cluster in the first quarter of 2025 and a gain of approximately $12 million from a follow-on transaction for the sale of an additional 11% stake in the current quarter, Adjusted EBITDA totaled $142 million, compared to $89 million in the same period last year, an increase of 58%.

•	Cash flow from operating activities[3] of $100 million, an increase of 58% compared to the same period last year.

•
The Company reaffirms its 2026 guidance of total revenues and income[4] in the range of $755 million to $785 million, representing 32% growth compared to 2025, and Adjusted EBITDA in the range of $545 million to $565 million, representing 27% growth compared to 2025.

1Total revenues and income include revenues from the sale of electricity, as well as income from tax benefits from U.S. projects; 2Adjusted EBITDA is a non-IFRS measure. Please refer to the appendices for the reconciliation to net income. The Company is unable to provide a reconciliation of “Adjusted EBITDA” to net income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted; 3Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, instead of cash flows from operating activities. Adjustments were made to comparative figures due to a change in accounting policy; for further details, see Appendix No. 4; 4Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $160-180m.

Summary of key financial results:

	For the three months ended
($ millions)	March 31, 2026	March 31, 2025	% change
Revenues and Income	200	130	54%
Net Income	38	102	(63%)
Net Income excluding Sunlight	38	21	76%
Adjusted EBITDA	154	132	17%
Adjusted EBITDA excluding Sunlight	142	89	58%
Cash Flow from Operating Activities	100	63	58%

Adi Leviatan, CEO of Enlight Renewable Energy: “2026 is off to a strong start, reflected in consistent and impressive over 50% growth across Enlight’s financial metrics. The Company improved output and achieved key milestones, despite geopolitical instability and challenges in global markets. These strong results are a direct testament to the structural resilience of the renewable energy sector, and to Enlight’s proven execution capabilities in particular. Our ability to generate meaningful value for shareholders even under complex conditions underscores the strength of our strategy and our unwavering commitment to leading the global transition to clean and sustainable energy.”

Portfolio Review

During the first quarter and through the date of this release, Enlight continued to expand its portfolio and advance projects through the various phases of development. As of the earning release date, Enlight’s total portfolio is comprised of 21.5 GW of generation capacity and 69 GWh energy storage (totaling 41.25 FGW), representing an increase of approximately 8% compared to the total portfolio at year-end 2025 (38 FGW). The generation component increased by approximately 4% and the storage component increased by approximately 13% compared to the previous quarter, reflecting Enlight’s strategy to lead in energy storage as a response to the significant shortage in the sector.

The mature component of the portfolio (operating projects, projects under construction, and projects in pre-construction) comprises 6.4 GW of generation capacity and 17.9 GWh of storage capacity, totaling 11.6 FGW, compared to 11.4 FGW at the end of the previous quarter. Approximately 56% of the mature component is in the U.S., 28% in Europe, and approximately 16% in MENA.

The advanced development and development components comprise of 15 GW of generation capacity and 51.1 GWh of storage capacity, totaling 29.6 FGW, an increase of 11% compared to year-end 2025, supporting Enlight’s growth potential beyond 2028. Approximately 71% of this component is located in the U.S., 16% in MENA, and 13% in Europe.

5FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

The composition of Enlight’s portfolio appears in the following table:

Component	Status	FGW	Annual revenues & income run rate ($m)
Operating	Commercial operation	3.9	~750-770
Under construction	Under construction	4.0	~770
Pre-construction	0-12 months to start of construction	3.7	~540
Total Mature Portfolio	Mature	11.6	~$2,060-2,080m
Advanced development	13-24 months to start of construction	7.3	N/A
Development	24+ months to start of construction	22.3	N/A
Total Portfolio		41.2	N/A

•	Operating component of the portfolio: 3.9 FGW

o
The operating component totals 3.9 FGW, of which approximately 41% is in the U.S., 34% in Europe, and 25% in Israel. 90% of operating capacity is contracted under PPAs, of which approximately 24% is under indexed linked PPAs.

o	The operating portfolio generates annualized revenues and income run rate of approximately $750-770 million.

•	Under construction component of the portfolio: 4.0 FGW

o
The under-construction component includes six projects in the U.S. (Phases 1 through 3 of the CO Bar complex, Country Acres, Crimson Orchard, Snowflake A) with total capacity of 3.4 FGW, four projects in Europe totaling approximately 400 FMW, and projects in Israel totaling approximately 170 FMW.

o	Storage projects (stand-alone or co-located) account for approximately 35% of total capacity.

o
This component increased quarter-over-quarter by approximately 0.5 FGW (approximately 14%), driven by continued progress at the CO Bar complex, including the start of construction of CO Bar 3, with planned generation capacity of 473 MW. Together with Phases 1 and 2, which began construction at the beginning of the year, 1.4 FGW is currently under construction out of an expected total of 2.4 FGW for the complex.

o
The Company estimates that during the remainder of 2026 it will begin construction of projects totaling approximately 3 FGW, such that over 90% of the mature component is expected to be either operating or under construction by the end of 2026.

o	Under-construction projects are expected to contribute approximately $770 million to the annual revenues and income in their first full year of operation.

•	Pre-construction component of the portfolio: 3.7 FGW

o	The pre-construction component includes six projects in the U.S. totaling 1.5 FGW, five projects in Europe totaling approximately 1.5 FGW, and projects in Israel totaling 0.7 FGW.

o	Storage projects account for 75% of total capacity.

o	During the quarter, projects totaling approximately 90 FMW in Israel transitioned from advanced development to pre-construction.

o	Pre-construction projects are expected to contribute approximately $540 million to the annual revenues and income in their first full year of operation.

•	Advanced development component of the portfolio: 7.3 FGW

o	This component includes 5.3 FGW in the U.S., 1.2 FGW in Europe, and 0.8 FGW in MENA.

o	Projects totaling approximately 1.3 FGW advanced from development to advanced development, of which 67% are in the U.S., 18% in Europe, and 15% in MENA.

o	Storage projects account for approximately 47% of total capacity.

o
Over the past three months, approximately 1.0 FGW completed a System Impact Study in the U.S.; as of the earnings release date, 5.2 FGW (approximately 96% of this component’s capacity in the U.S.) has a high likelihood of achieving grid interconnection.

o
Approximately 4.1 FGW of U.S. capacity met Safe Harbor[6] requirements (approximately 77% of this component’s capacity in the U.S.), securing eligibility for tax benefits. The Company estimates that by the end of June 2026, the remaining approximately 1.3 FGW in advanced development is expected to meet Safe Harbor requirements.

•	Development component of the portfolio: 22.3 FGW

o	This component includes 15.6 FGW in the U.S., with broad geographic presence including projects in the PJM, WECC, SPP, and MISO regions, 3.8 FGW in MENA, and 2.9 FGW in Europe.

o	Over the past three months, projects totaling approximately 4.2 FGW were added to the development component, of which approximately 82% are in the U.S.

o	Storage projects account for approximately 50% of total capacity.

6Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project completion is subject to meeting development milestones and market conditions

o
Over the past three months, approximately 1.0 FGW completed a System Impact Study in the U.S.; as of the earnings release date, 8.3 FGW (approximately 53% of this component’s capacity in the U.S.) has a high likelihood of achieving grid interconnection.

o
Approximately 2.7 FGW of U.S. capacity met Safe Harbor requirements (approximately 17% of this component’s capacity in the U.S.), securing eligibility for tax benefits. The Company estimates that by the end of June 2026, an additional approximately 0.7 to 2.7 FGW of the remaining U.S. development pipeline is expected to meet Safe Harbor requirements.

With completion of the current mature portfolio by year-end 2028, Enlight’s operating capacity is expected to reach 12–13 FGW, and total annual revenues and income run rate is expected to reach $2.1 to $2.3 billion by the end of 2028, reflecting a 41% compound annual growth rate between 2024 to 2028.
7The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices and are contingent on current trends known to the Company at this time; Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown. The company's revenues from tax benefits are estimated at approximately 22-26% of the total revenues & income run rate for December 2026 and approximately 30-31% of the total revenues & income run rate for December 2027 and December 2028.

Project and Corporate Finance

During the quarter, the Company raised financing sources totalling approximately $740 million:

•	An issuance of approximately 6 million shares totaling approximately $422 million.

•
Project financing of $304 million for the Crimson Orchard project in Idaho, U.S., with 120 MW of solar capacity and 400 MWh of storage capacity (approximately 230 FMW). The project is expected to reach commercial operation during the second quarter of 2027.

•
A follow-on transaction for the sale of an additional 11% stake in the Sunlight cluster generated cash flow of $16 million. Following the balance sheet date, an additional approximately 15% was sold, completing the sale of 70% of the cluster.

•	As of the balance sheet date, cash and cash equivalents at the “topco”[8] level amounted to $709 million. In addition, cash and cash equivalents held by Enlight’s subsidiaries amounted to $270 million.

•	As of the balance sheet date, the Company maintained $525 million of credit facilities, of which $162 million has been drawn.

•	As of the balance sheet date, the Company maintained approximately $1.6 billion of letter of credit and surety bond facilities, of which $591 million has been utilized.

Financial Results Analysis

Revenues and Income by Segment:

($ millions)	For the three months ended
Segment	March 31, 2026	March 31, 2025	% change
MENA	65	43	50%
Europe	61	51	19%
U.S.	74	35	111%
Total Revenues & Income	200	130	54%

Revenues & Income

In the first quarter of 2026, the Company’s total revenues and income increased by 54% to approximately $200 million, compared to approximately $130 million in the same period last year. Revenues from the sale of electricity increased by 43% to $156 million, and income from tax benefits totaled approximately $43 million, compared to approximately $20 million in the same period last year.

8Including Enlight Renewable Energy, headquarter companies in Europe and the U.S. and Clenera, and excluding other subsidiaries and project-linked entities.

Key contributors to the increase include the Roadrunner and Quail Ranch projects in the U.S., which were connected toward the end of the fourth quarter of 2025 and contributed approximately $16 million to electricity revenues. Higher output from existing projects contributed approximately $14 million to the increase, primarily due to stronger-than-average wind conditions in projects in Israel and Europe. Electricity trading activity in Israel doubled compared to the same period last year and contributed approximately $6 million to the increase. Depreciation of the U.S. dollar against the Israeli shekel and the euro contributed approximately $12 million to electricity revenues. The increase in income from tax benefits is primarily attributable to the operation of newly commissioned projects in the U.S.

Net Income

Net income for the first quarter of 2026 totaled $38 million, compared to $102 million in the same period last year, or $21 million excluding $81 million gain from the sale of a 44% stake in the Sunlight cluster and deconsolidation in the same period last year.

The increase of approximately $17 million is primarily attributable to the increase of $70 million in total revenues and income, offset by an increase of approximately $18 million in cost of sales (mainly due to increased electricity trading activity in Israel and the commissioning of new projects), an increase of $17 million in depreciation and amortization, and an increase of approximately $9 million in general and administrative and development expenses, partially offset by an increase of approximately $5 million in other income. In addition, finance expenses increased by $12 million (as a result of newly connected projects) and income taxes increased by $4 million (excluding the tax impact of the Sunlight transaction).

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2026 totaled approximately $154 million, compared to approximately $132 million in the same period last year. Excluding a $42 million contribution from the sale of a 44% stake in the Sunlight cluster in the first quarter of 2025 and a $12 million contribution from the sale of an additional 11% stake in the current quarter, Adjusted EBITDA increased by $52 million, representing 58% growth.

The increase was driven by the $70 million increase in total revenues and income and a $5 million increase in other income, partially offset by a $17 million increase in cost of sales and a $6 million increase in general and administrative and development expenses (excluding share-based compensation expense).

Conference Call Information

English Conference Call & Webcast at 8:00am ET / 3:00pm Israel:

Please pre-register to join the live conference call:

https://register-conf.media-server.com/register/BI298036fe28364be9a3420ef6404be876

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

To join by webcast, please use the following link:

https://edge.media-server.com/mmc/p/jwtsutqs

Hebrew Webcast at 6:00am ET / 1:00pm Israel:

Please pre-register to join the live webcast:

https://enlightenergy-co-il.zoom.us/webinar/register/WN_W3VsvHjFSV65eV_zLuCaIA

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. An archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.com/info/investors/

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.com/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and the Company’s expectation relating to projects, including their timeline, financing and the achievement of operational and financial objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and expected Revenues, Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects, as well as timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 12 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Limor Zohar Megen
Director IR
investors@enlightenergy.com

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.com

Appendix 1 – Financial information

Consolidated Statements of Income

	For the three months ended March 31
	2026	2025
	USD in	USD in
	thousands	thousands
Revenues	156,487	109,758
Tax benefits	43,106	20,111
Total revenues and income	199,593	129,869

Cost of sales (*)	(44,279)	(26,638)
Depreciation and amortization	(50,722)	(33,789)
General and administrative expenses	(18,963)	(11,846)
Development expenses	(3,999)	(2,564)
Total operating expenses	(117,963)	(74,837)
Gains from projects disposals	436	97,262
Other income (expenses), net	4,200	(1,105)
Operating profit	86,266	151,189

Finance income	8,996	6,695
Finance expenses	(44,183)	(30,203)
Total finance expenses, net	(35,187)	(23,508)

Profit before tax and equity loss	51,079	127,681
Share of losses of equity accounted investees	(993)	(1,227)
Profit before income taxes	50,086	126,454
Taxes on income	(12,278)	(24,651)
Profit for the period	37,808	101,803

Profit for the period attributed to:
Owners of the Company	24,073	94,458
Non-controlling interests	13,735	7,345
	37,808	101,803
Earnings per ordinary share (in USD) with a par value of NIS 0.1, attributable to owners of the parent Company:
Basic earnings per share	0.18	0.80
Diluted earnings per share	0.16	0.75
Weighted average of share capital used in the calculation of earnings:
Basic per share	135,133,959	118,783,541
Diluted per share	146,664,085	125,316,177

(*) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	March 31	December 31
	2026	2025
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	978,761	528,497
Restricted cash	182,046	409,424
Trade receivables	97,088	95,118
Other receivables	101,113	62,286
Other financial assets	567	524
Total current assets	1,359,575	1,095,849

Non-current assets
Restricted cash	127,464	130,358
Other long-term receivables	33,125	64,349
Deferred costs in respect of projects	290,516	235,615
Deferred borrowing costs	1,788	1,749
Loans to investee entities	89,723	85,131
Investments in equity accounted investees	47,464	59,310
Fixed assets, net	6,678,751	6,281,418
Intangible assets, net	300,424	303,971
Deferred taxes assets	3,544	4,692
Right-of-use asset, net	246,190	225,495
Financial assets at fair value through profit or loss	84,879	83,582
Other financial assets	50,502	58,383
Total non-current assets	7,954,370	7,534,053

Total assets	9,313,945	8,629,902

Consolidated Statements of Financial Position as of (Cont.)

	March 31	December 31
	2026	2025
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	1,078,760	884,120
Trade payables	103,994	137,230
Other payables	376,080	405,741
Current maturities of debentures	175,317	173,571
Current maturities of lease liability	12,233	12,396
Other financial liabilities	9,564	16,147
Total current liabilities	1,755,948	1,629,205

Non-current liabilities
Debentures	484,200	477,315
Other financial liabilities	175,861	378,303
Convertible debentures	273,329	273,801
Loans from banks and other financial institutions	3,010,968	2,981,786
Loans from non-controlling interests	85,793	86,946
Financial liabilities through profit or loss	27,141	26,946
Deferred taxes liabilities	82,387	77,688
Employee benefits	1,718	1,645
Lease liability	249,835	231,135
Deferred income related to tax equity	630,579	370,734
Asset retirement obligation	99,541	99,460
Total non-current liabilities	5,121,352	5,005,759

Total liabilities	6,877,300	6,634,964

Equity
Ordinary share capital	3,938	3,711
Share premium	1,743,143	1,319,716
Capital reserves	86,103	99,311
Proceeds on account of convertible options	25,008	25,380
Accumulated profit	264,096	240,023
Equity attributable to shareholders of the Company	2,122,288	1,688,141
Non-controlling interests	314,357	306,797
Total equity	2,436,645	1,994,938
Total liabilities and equity	9,313,945	8,629,902

Consolidated Statements of Cash Flows

	For the three months ended March 31
	2026	2025
	USD in	USD in
	Thousands	Thousands

Cash flows for operating activities
Profit for the period	37,808	101,803

Income and expenses not associated with cash flows:
Depreciation and amortization	50,722	33,789
Finance expenses, net	34,703	22,388
Share-based compensation	5,101	1,710
Taxes on income	12,278	24,651
Tax benefits	(40,750)	(20,111)
Other income (expenses), net	(1,751)	1,105
Company’s share in losses of investee partnerships	993	1,227
Gains from projects disposals	(436)	(97,262)
	60,860	(32,503)

Changes in assets and liabilities items:
Change in other receivables	2,036	(856)
Change in trade receivables	(1,477)	(20,376)
Change in other payables	(4,026)	8,604
Change in trade payables	6,729	7,802
	3,262	(4,826)

Income Tax paid	(1,585)	(1,075)

Net cash from operating activities	100,345	63,399

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	(234)	36,223
Changes in restricted cash and bank deposits, net	226,946	8,176
Purchase, development, and construction in respect of projects	(609,233)	(255,862)
Interest receipts (*)	6,540	2,512
Loans provided and Investment in investees	(19,408)	(7,430)
Repayments of loans from investees	14,370	30,815
Payments on account of acquisition of consolidated entity	-	(7,447)
Purchase of financial assets measured at fair value through profit or loss, net	(2,264)	(3,040)
Net cash used in investing activities	(383,283)	(196,053)

Consolidated Statements of Cash Flows (Cont.)
	For the three months ended March 31
	2026	2025
	USD in	USD in
	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	778,165	143,578
Repayment of loans from banks and other financial institutions	(530,458)	(108,922)
Interest paid (*)	(35,569)	(22,298)
Issuance of debentures	-	125,838
Issuance of convertible debentures	-	114,685
Repayment of debentures	-	(21,994)
Proceeds from investments by tax-equity investors	121,068	-
Repayment of tax-equity investment	(1,987)	-
Deferred borrowing costs	(11,774)	(35,199)
Receipt of loans from non-controlling interests	14	-
Increase in holding rights of consolidated entity	-	(1,392)
Issuance of shares	419,317	-
Exercise of share options	17	11
Repayment of lease liability	(2,829)	(4,058)
Proceeds from investment in entities by non-controlling interest	-	7,732

Net cash from financing activities	735,964	197,981

Increase in cash and cash equivalents	453,026	65,327

Balance of cash and cash equivalents at beginning of period	528,497	387,427

Effect of exchange rate fluctuations on cash and cash equivalents	(2,762)	(3,224)

Cash and cash equivalents at end of period	978,761	449,530

(*) See Appendix 4 for additional information regarding the change in presentation of interest receipts and interest paid

Information related to Segmental Reporting

	For the three months ended March 31, 2026
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	64,502	61,061	30,533	156,096	391	156,487
Tax benefits	-	-	43,106	43,106	-	43,106
Total revenues and income	64,502	61,061	73,639	199,202	391	199,593

Segment adjusted EBITDA	58,775	46,584	66,034	171,393	(454)	170,939

Reconciliations of unallocated amounts:
Headquarter costs (*)						(16,957)
Intersegment profit						9
Gains from projects disposals (**)						(11,902)
Depreciation and amortization and share-based compensation						(55,823)
Operating profit						86,266
Finance income						8,996
Finance expenses						(44,183)
Share of the losses of equity accounted investees						(993)
Profit before income taxes						50,086

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)	Reconciliation between EBITDA and operating profit reflecting the realization of revaluation gains from an asset revalued in 2025.

Information related to Segmental Reporting

	For the three months ended March 31, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	42,867	51,384	14,678	108,929	829	109,758
Tax benefits	-	-	20,111	20,111	-	20,111
Total revenues and income	42,867	51,384	34,789	129,040	829	129,869

Segment adjusted EBITDA	68,017	44,663	30,549	143,229	81	143,310

Reconciliations of unallocated amounts:
Headquarter costs (*)						(11,701)
Intersegment loss						106
Gains from projects disposals						54,973
Depreciation and amortization and share-based compensation						(35,499)
Operating profit						151,189
Finance income						6,695
Finance expenses						(30,203)
Share of the losses of equity accounted investees						(1,227)
Profit before income taxes						126,454

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the three months ended
	March 31, 2026	March 31, 2025
Net Income	37,808	101,803
Depreciation and amortization	50,722	33,789
Share based compensation	5,101	1,710
Finance income	(8,996)	(6,695)
Finance expenses	44,183	30,203
Gains from projects disposals	11,902 (**)	(54,973) (*)
Share of losses of equity accounted investees	993	1,227
Taxes on income	12,278	24,651
Adjusted EBITDA	153,991	131,715

*    Net profit from deconsolidation and revaluation following the partial sale of an asset (Sunlight cluster).

**  Contribution to Adjusted EBITDA from the sale of an additional stake in the deconsolidated asset (Sunlight cluster). For more information regarding the composition of Adjusted EBITDA, refer to the description appearing in the     “Non-IFRS financial measures” section of this press release.

 Appendix 3 – Debentures Covenants

Debentures Covenants

As of March 31, 2026, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, F, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 375 million so long as debentures F remain outstanding, NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G     and H remain outstanding.

As of March 31, 2026, the company’s equity amounted to NIS 7,712 million (USD 2,437 million).

 Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures F remain outstanding and shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of March 31, 2026, the net financial debt to net CAP ratio, as defined above, stands at 30%.

Net financial debt to EBITDA

So long as debentures F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of March 31, 2026, the net financial debt to EBITDA ratio, as defined above, stands at 5.3.

 Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% ,25% and 28%, respectively, for two consecutive financial periods for as long as debentures F, debentures C and D and debentures G and H remain outstanding.

As of March 31, 2026, the equity to balance sheet ratio, as defined above, stands at 63%.

Appendix 4 – Change in accounting policy

Until September 30, 2025, interest paid and interest received were presented within cash flows from operating activities in the Consolidated Statements of Cash Flows. In accordance with IAS 7 Statement of Cash Flows, entities are permitted to classify interest paid and interest received as operating, investing, or financing cash flows, provided that the selected classification is applied consistently from period to period.

During the fourth quarter of 2025, management elected to change the classification of interest paid, including payments relating to interest rate swap (IRS) instruments to cash flows used in financing activities, and interest received to cash flows from investing activities. Management believes that this change in presentation provides a more comprehensive view of the cost of financing the Company's operations and better reflects management’s view of the financing nature of these transactions.

Accordingly, comparative information has been retrospectively adjusted to reflect this change in accounting policy in the Consolidated Statements of Cash Flows, as presented below:

($ thousands)	For the three months ended
	March 31, 2025
	As reported	Adjustment	As adjusted
Net cash from operating activities	43,613	19,786	63,399
Net cash used in investing activities	(198,565)	2,512	(196,053)
Net cash from financing activities	220,279	(22,298)	197,981
Increase in cash and cash equivalents	65,327	-	65,327

Appendix 5

 a) Segment information: Operational projects

($ thousands)			3 Months ended March 31
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA[1]
			2026	2025	2026	2025	2026	2025
MENA	676	819	373	317	64,502	42,867	43,192	25,750
Europe	1,327	-	860	704	61,061	51,384	46,584	44,663
USA	896	2,540	414	209	73,639	34,789	66,034	30,549
Total Consolidated	2,899	3,359	1,647	1,230	199,202	129,040	155,774	100,962
Unconsolidated at Share	38	51
Total	2,937	3,410

b)	Operational Projects Further Detail

($ thousands)				3 Months ended March 31, 2026
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue	Segment Adjusted EBITDA[1]	Debt balance as of March 31, 2026	Ownership %[2]
MENA Wind	MENA	316	-	29,982		513,685	49%
MENA PV + BESS	MENA	360	819	34,520		600,331	84%
Total MENA		676	819	64,502	43,192	1,114,016
Europe Wind	Europe	1,184	-	58,446		846,436	64%
Europe PV	Europe	143	-	2,615		70,470	76%
Total Europe		1,327	-	61,061	46,548	931,862
USA PV + BESS	USA	896	2,540	73,639		786,129	100%
Total USA		896	2,540	73,639	66,034	786,129
Total Consolidated Projects		2,899	3,359	199,202	155,774	2,817,050
Uncons. Projects at share		38	51				50%
Total		2,937	3,410	199,202	155,774	2,817,050

1)
EBITDA results included $1m in the 3 months ended March 26, of compensation recognized from Björnberget; EBITDA results exclude $3m of compensation from Emek and  $12m from Sunlight sale in 2026, and $42m is 2025

2)	Ownership % is calculated based on the project's share of total revenues

c)   Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh(	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders[3]	Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of March 31, 2026	Est. Equity Required (%)	Equity Invested as of March 31, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership %[1]
Country Acres	USA	403/688	Q4 2026	807-848	ITC	DC (10%)	394-414	413-434	664	0%-10%[6]	91	61-65	48-50	100%
Co Bar 1	USA	258/824	H2 2027-H1 2028	637-667	ITC	EC (10%)	281-296	356-371	228	0%-10%	228	125-131	99-104	100%
Co Bar 2+3	USA	953/0		1,236-1,300	PTC	EC (10%)	545-573	691-727						100%
Crimson Orchard	USA	120/400	Q2 2027	319-335	ITC	EC (10%) + DC (10% BESS only)	164-173	155-162	56	0%-10%[6]	34	27-28	20-21	100%
Snowflake A	USA	594/1,900	H2 2027	1,493-1,569	ITC	EC (10%) + DC (10% BESS only)	759-798	734-771	611	0%-10%[6]	159	123-130	101-106	100%
Gecama Solar	Spain	227/220	Q4 2026	199-209	-	-	-	199-209	154	23%-28%[7]	154	36-38	29-31	72%
Sestanovac	Croatia	23/75	Q4 2026	35-36	-	-	-	35-36	6	30%-40%	6	6	5	100%
Tapolca Bess	Hungary	0/140	Q4 26	21-22	-	-	-	21-22	0	45%	0	7-8	6-7	100%
Bjornberget – BESS	Sweden	0/100	Q3 2026	24-25	-	-	-	24-25	15	100%	15	4	3	55%
Israel Construction	Israel	3/303	Q2 26- Q1 27	39-41	-	-	-	39-41	7	20%-30%	7	10-11	6-7	74%
Total Consolidated Projects		2,581/ 4,650		4,810-5,052			2,143-2,254	2,677-2,798	1,742		695	399-422	317-334
Unconsolidated Projects at share[10]	Israel	14/222	Q1 2026- Q1 2027	53-55	-	-	-	53-55	42	15%-20%	42	9	7	53%
Total		2,595/ 4,872		4,863-5,107			2,143-2,254	2,720-2,853	1,784		737	408-431	324-341

d)   Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of March 31, 2026	Est. Equity Required (%)	Equity Invested as of March 31, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership %[1]
					Qualifying Category	Adders[3]	Discounted Value of Tax Benefit[2]
Co Bar 4+5	USA	0/3,176	H1 2028	985-1,036	ITC	EC (10%) + DC (10%)	592-622	393-414	11	0%-10%	11	129-136	107-112	100%
Nardo	Italy	104/872	2029	234-246	-	-	-	234-246	11	30%	11	39-41	32-33	100%
Jupiter	Germany	150/2,166	H2 2028	547-575	-	-	-	547-575	6	35%	6	98-103	81-85	51%
Bertikow	Germany	0/881	H1 2028	160-168	-	-	-	160-168	1	15%-25%	1	37-38	31-32	50%
Israel HV storage[9]	Israel	0/1,350	H2 2028	227-239	-	-	-	227-239	19	20%	19	15-16	7-8	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of March 31, 2026	Est. Equity Required (%)	Equity Invested as of March 31, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership %[1]
	2027	2028	2029		Qualifying Category	Adders[3]
United States	128/0	439/0	-	895-940	ITC	DC (10%) & EC (10%)[8]	447-470	448-470	51	10%-20%	51	61-64	48-50	100%
Europe	0/221	0/208	-	84-88	-	-	-	84-88	1	30%-40%	1	15-16	11-12	84%
MENA	7/510	84/125	0/50	233-245	-	-	-	233-245	11	30%-40%	11	40-42	21-22	88%
Total Consolidated Projects	135/731	523/333	0/50	3,365-3,365			1,039-1,092	2,326-2,445	112		112	434-456	339-354
Unconsolidated Projects at share[10]	0/41	-	0/14	8-9	-	-	-	8-9	1	15%-20%	1	2	1	56%
Total Pre-Construction	912MW +9,614MWh			3,373-3,546			1,039-1,092	2,334-2,454	113		113	436-458	340-355

1) The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

 2) Value of tax benefits under the IRA: The PTC value is estimated based on the project’s expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD.  In assessing the value of the ITC, a step-up adjustment was made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the valuation and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

3) The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

4) Revenue and EBITDA for the first year of U.S. projects as presented above do not include income from tax benefits

5) EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close

6) The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

7) Gecama Solar’s debt is held under Gecama Wind. As of March 31, 2026, the solar project had $41m USD drawn

8) Rustic hills 1+2 - DC (10%) + EC (10%); Coggon - DC (10%); Gemstone - DC (10%);

9) Two high voltage projects with total capacity of 1,350MWh. Estimated revenue for the first 5 years is $14-15m million per year. From year 6, the projects will move to a deregulated market, with revenue expected to be $55 million per year

10) All numbers, beside equity invested, reflects Enlight share only

e)  Additional information on tax equity investments

		Tax equity investment			Tax equity partner's share of project tax credits, cash flows, and taxable income
($ millions) Projects*	Est. Total Project Cost	Upfront tax equity investment	Tax credit proceeds during the project's operation ("pay-go")	Share of ITC/PTC tax credit allocated to tax equity partner	Share of taxable income initial period	Duration of initial period for share of taxable income (years)	Share in project cash flow initial period (second period)	Duration of initial period for share in project cash flow (years)
Atrisco PV	369	198	55	Confidential	Confidential	Confidential	17.5% (5%)	10
Atrisco BESS	458	266	-	Confidential	Confidential	Confidential	23% (7%)	5
Quail Ranch	274	131	18	99%	99%	10	10% (5%)	10
Roadrunner	621	337	55	99%	99%	5-10	10%-12% (5%)	10

* Apex financing was structured as a sale and leaseback and therefore not included in the table above

Appendix 6 – cash and cash equivalents

($ thousands)	March 31, 2026
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	709,041
Subsidiaries	269,720
Deposits:
Short term deposits	-
Restricted Cash:
Projects under construction	182,046
Reserves, including debt service, performance obligations and others	127,464
Total Cash	1,288,271

Appendix 7 – Corporate level (TopCo) debt

($ thousands)	March 31, 2026
Debentures:
Debentures	659,517*
Convertible debentures	273,329
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	67,665
Loans from banks and other financial institutions	116,588
Total corporate level debt	1,117,099

* Including current maturities of debentures in the amount of 175,317

Appendix 8 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 31th March 2026	1.15	0.32
As of 31th March 2025	1.08	0.27

Average for the 3 months period ended:
March 2026	1.17	0.32
March 2025	1.05	0.28